SCORPIO GOLD CORP.

Suite 750, 1095 West Pender Street

Vancouver, British Columbia

Canada V6E 2M6

July 7, 2026

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Scorpio Gold Corp.
Request for Withdrawal of Registration Statement on Form F-10 filed on July 6, 2026
(Registration No. 333-297281)

Ladies and Gentlemen:

Scorpio Gold Corp. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Registration Statement, effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2026 and has not yet been declared effective by the Commission. The Company confirms that no securities were sold pursuant to the Registration Statement or the preliminary short form base shelf prospectus contained therein.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please feel free to contact the Company’s U.S. legal counsel, Daniel D. Nauth of Nauth LPC, by email at dnauth@nauth.com or at (416) 477-6031.

Sincerely,

Scorpio Gold Corp.

/s/ Zayn Kalyan
Zayn Kalyan

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC